EXHIBIT 99.1

Almaden Updates Progress on Environmental Permit Preparation and Announces Intention to Conduct Human Rights Impact Assessment

VANCOUVER, British Columbia, Oct. 19, 2021 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to update shareholders on its recent activities relating to the preparation of a revised environmental permit submission for the Ixtaca project located in Puebla State, Mexico, as well as activities relating to the Company’s recent adoption of a Human Rights Policy (see Company press release of August 17, 2021).

Almaden continues to advance the work necessary for submission of a revised environmental impact assessment (“MIA”). Work completed to date includes the appointment of a new Mexico-based consulting team represented by three separate companies which collectively comprise foremost experts in environmental policy, regulations and law in Mexico. Technical consultants from these firms are making excellent progress on updating flora and fauna studies and completing additional work relating to the revised permitting documents.

The assessment of all potential impacts on human rights by the Ixtaca project has long been a primary focus of Almaden. In furtherance of this commitment and consistent with the Company’s historic practice and recently-adopted Human Rights Policy, the Company has decided to pursue a Human Rights Impact Assessment (“HRIA”) in accordance with best international practice and in observance of the latest developments in international human rights legislation and precedents. It will seek to predict, identify, characterize, and assess the impacts the project may have on these matters and will propose strategies which amplify the positive impacts and mitigate or compensate for any negative ones.

To help ensure that the HRIA is completed to the highest standard, the HRIA consultants intend to establish an independent Advisory Committee comprised of local community representatives and subject-matter experts.

The role of the Advisory Committee will be to provide feedback on the design, methodology, and reporting of the HRIA, advise the HRIA consulting team on the identification of on-site stakeholders, and to complement the HRIA consulting team with knowledge and understanding of the national and local context for the impact that project activities could susceptibly cause on human rights, among other things. A representative of the Company will be invited to this committee to provide any necessary technical input on the project and receive the feedback provided by the above-mentioned members.

Almaden recognises that while the Mexican legal framework does not require that an HRIA be conducted for permitting mining projects, the Company believes that this approach reflects best international standards and produces substantial long-term value for stakeholders as it is conducive to operational continuity, community integration with the project, and culturally pertinent sustainable development for all stakeholders. Almaden looks forward to updating all stakeholders as this important work advances.

Duane Poliquin, Chairman of Almaden, stated “Almaden has always sought to cover new ground, whether that be where we explore and seek to develop new mineral discoveries, or how we do it. I see the pursuit of the HRIA in the same light as all of our other undertakings. It is a natural extension of the relationships we have enjoyed with local people since first arriving in the area in 2001 and reflects our continued commitment to seeking the highest standards and working to help ensure that Ixtaca has a long lasting, positive legacy. We look forward to working to establish a new highwater mark for incorporating human rights considerations into responsible mineral project development.”

About Almaden

Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chairman
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the Company’s ability to advance its environmental impact assessment documents, the Company’s plans to complete an HRIA, the establishment of an Advisory Committee, and the standards to which an HRIA would be completed.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions, including assumptions in respect of Almaden’s financial position, that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/